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                                                                      Exhibit 12

       GLOBALNET FINANCIAL.COM, INC. RECEIVES OFFER FROM AISOFTW@RE S.P.A.


London England; Boca Raton, Fla. August 7, 2001 - GlobalNet Financial.com, Inc. (the "Company") (NASDAQ:GLBN; LSE:GLFA) announced today it has received an unsolicited offer from AISoftw@re S.p.A. ("AISoftw@re").

AISoftw@re proposes to acquire each outstanding share of the Company in a stock for stock exchange pursuant to which holders of Company common stock would receive ordinary shares of AISoftw@re valued at $0.55 per share and holders of Company Class A common stock would receive ordinary shares of AISoftw@re valued at $0.055 per share. AISoftw@re shares are traded on Nasdaq Europe in Brussels and the Nuovo Mercato in Milan, Italy.

The proposal is subject to certain significant contingencies, such as AISoftw@re's completion of due diligence, the execution of a definitive merger agreement and the approval of the Company's Board of Directors. The Company and AISoftw@re have entered into a non-disclosure agreement today in order to facilitate discussions between the parties. Additionally, pursuant to the non-disclosure agreement, AISoftw@re has agreed that if it does not enter into a definitive merger agreement with the Company by August 15, 2001, it will tender all Company shares owned by it or its affiliates into the tender offer currently outstanding by GlobalNet Acquisitions Inc., a wholly-owned subsidiary of New Media SPARK, plc.

Notwithstanding the execution of the non-disclosure agreement with AISoftw@re or any discussions that may take place between AISOftw@re and the Company, the Company's merger agreement with New Media SPARK, plc remains in full force and effect. Accordingly, the Company's Board of Directors has not withdrawn its recommendation and support of the tender offer currently outstanding by GlobalNet Acquisitions Inc. and it reiterates its recommendation that Company shareholders tender their shares into the offer. Pursuant to the tender offer currently outstanding, holders of Company common shares and Class A common shares would receive $0.36 and $0.036 per share, respectively, in cash. The tender offer is scheduled to expire on August 22, 2001.

An offer by AISoftw@re would require filing documents, with a resultant significant delay in closing, by comparison to the New Media SPARK cash offer. The offer by AISodtw@re would offer consideration in the form of securities which are currently listed only on the Nuovo Mercato in Milan, Italy and the Nasdaq Europe in Brussels.

This release contains forward-looking statements, which are made pursuant to the safe-harbor provisions of the private securities litigation reform act of 1995. Expressions of


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future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, some of which are out of the control of the Company. Accordingly, the Company's actual results could differ materially from those discussed in this release. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. A more compete listing of cautionary statements and risk factors is contained in the company's report filed with the Securities and Exchange Commission. The Company undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.